Lavoro Reports Fiscal Third Quarter 2024 Earnings Results1

•3Q24 revenue increased 6% to $514.2 million, driven by continued market share gains and volume growth mitigating ongoing deflation in input prices throughout Brazil and Colombia.

•Gross profit decreased -16% to $60.2 million. Gross margins narrowed by -310 basis points to 11.7%, primarily due to the ongoing input price deflation and a less favorable sales mix resulting from a greater proportion of low margin Grain revenue.

•The Crop Care segment remained a strong performer, with revenue2 rising 30% to $22.1 million and gross profit up 14% to $9.1 million, mainly fueled by robust growth in biological products.

•Net loss for 3Q24 narrowed to $64.8 million from a loss of $74.3 million in the prior year quarter. This improvement reflects the absence of last year's Nasdaq listing non-recurring expenses, partially offset by lower gross profit, increased finance costs, and higher income taxes.

•Adjusted EBITDA for the quarter was $3.7 million, compared to $24.8 million in the prior year period, resulting from lower gross profit, and higher operating expenses. Adjusted net loss was $62.7 million, compared to adjusted net loss of $7.9 million last year, with the variation reflecting lower gross profit, increased financial costs and income taxes.

•In light of more challenging market conditions than anticipated, Lavoro has updated its FY2024 guidance.

SÃO PAULO – June 3, 2024 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO, LVROW), the first U.S. listed pure-play agricultural inputs retailer in Latin America, today announced its financial results for the fiscal third quarter of 2024, which ended on March 31, 2024.

Ruy Cunha, CEO of Lavoro, commented, “Farmer profitability, a fundamental driver for our industry, is expected to improve in the upcoming 2024/2025 crop year. However, in the near term, we continue to observe farmers’ behavior in Brazil remaining more risk-averse, which is translating to postponement of purchasing decisions closer to need. This is resulting in the current industry bookings curve of purchase orders for the upcoming crop year being even further delayed as compared to the same time last year. Consequently, a portion of products that we projected to ship in 4Q24 are being pushed to next year, adversely impacting our results in the quarter ahead.”

“In addition, the combined effects of El Nino on farmer profitability in key ag producing states, coupled with the weakness in grain commodity prices is prompting farmers to postpone the sale of their stored grains, and has led to widespread delays in farmer repayments to retailers across the industry. While our stringent credit standards and industry-leading average client creditworthiness have shielded us from meaningful surprises, we opted to comply to requests for short-term payment term extensions for a number of our long-standing profitable clients. We did so to further these long-term relationships, and drive greater wallet share over time. However, our prudent credit approval policy compels us to wait for these clients to repay us before shipping them additional products on credit, and as a result of these decisions, we expect an adverse impact to our 4Q24 results compared to our prior expectations.”

Mr. Cunha concluded. “Our view remains that the secular fundamentals for Brazil farmers remain intact and that these short-term deflationary headwinds and climate events will dissipate leading to a resumption of growth. We remain focused on controlling what we can control, improving our commercial efficiency, bolstering our technical sales team, and positioning ourselves to capture additional value as the market recovers. Our year-to-date results continue to demonstrate our ability to counteract these severe
1 Financials presented in US dollars in throughout this release are converted using the following average period USD/BRL exchange rate: 4.952 for 3Q24; 5.193 for 3Q23; 4.955 for 2Q24; 5.265 for 2Q23; the 1Q24 period was calculated using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23); 1Q23 period was calculated (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)
2 Crop Care financial results herein, and later in this release, includes intercompany sales to Lavoro, which are eliminated in the consolidated results pricing and climate-driven market headwinds in Brazil via our ability to drive market share gains and generate volume growth. Notably, our Brazil Ag Retail segment Inputs revenue decreased by -4% in Brazilian reais terms during this period, contrasting with an estimated decrease of over 25% for the total retail inputs market. In addition, our proactive efforts to recruit seasoned agronomists who are bringing in new clients to our platform continues to be fruitful, with an additional $35 million in future net sales potential from new hires in the quarter, pushing our total for the year to over $150 million. Finally, our Crop Care segment continues to excel, particularly considering the challenging environment for specialty products this year, with year-to-date revenue and gross profit growth of 18% and 9%, respectively.”

FY3Q24 Financial Highlights

•Consolidated revenue for Lavoro in 3Q24 increased by 6% year-over-year (y/y) to $514.2 million, compared to the prior year period, with positive y/y contributions from all three operating segments. Grains revenue associated with our barter operations, grew +61% to $87.5 million, while Inputs revenue declined -1% y/y to $426.7 million, as robust volume growth, contribution from recent M&A and currency tailwinds, continued to be offset by the deflationary headwinds from input price declines.

•Brazil Ag Retail segment revenue grew by 5% to $450.0 million in 3Q24, reflecting market share gains, robust volume growth across all categories, the impact from the acquisitions of Referencia and Coram, which collectively contributed 5% to 3Q24 segment revenue, and a 5% currency tailwind from translating our results to USD. Latam Ag Retail segment saw a 5% increase in revenue to $50.5 million, driven by strength in fertilizer and specialty product sales volumes, as well as the appreciation of the Colombian peso. Crop Care revenue increased by 30% to $22.1 million, led by the strong performance of biologicals where revenues grew +53%, in addition to the benefit of newly acquired Cromo Química, which contributed 5% to segment revenue in the quarter.

•Consolidated gross profit decreased by -16% to $60.2 million in 3Q24, as gross margins contracted by -310 bps y/y to 11.7%, driven by an increased mix of Grains revenue, the impact of inputs price deflationary environment across all segments, and increased freight expenses as % of revenue.

•Gross profit as % of Inputs revenue declined -250 bps y/y to 14.1% in 3Q24, a sequential improvement from -350 bps in 2Q24 and -820bps in 1Q24. Similarly, the contraction in Gross Margins (Inputs) in 3Q24 was driven by the inputs price declines, and headwinds from increased in freight rates (-60 bps y/y impact).

•Net loss for 3Q24 was $64.8 million, compared to a net loss of $74.3 million in the prior year period. The $9.5 million year-over-year positive improvement reflects the absence of a one-time Nasdaq listing expense incurred in 3Q23 (+$61.5 million impact relative to prior year quarter), partly offset by (i) a decrease in gross profit (-$11.7 million), (ii) an increase in SG&A (-$12.0 million), led by higher D&A expenses (-$2.9 million) and an increased allowance for expected credit losses (-$4.3 million), (iii) higher total financial costs (-$20.4 million) led by a loss on fair value of commodity forward contracts & derivatives (-$4.9 million) and foreign exchange differences ($6.4 million), and (iv) an increase in income tax expenses (-$11.3 million).

•Adjusted EBITDA3 was $3.7 million in 3Q24 compared to $24.8 million in the prior year period, with Adjusted EBITDA margin contracting by -440 bps to 0.7%, reflecting the gross margin compressi
3 Reconciliations to Adjusted EBITDA available in a later section of this release on detailed above, along with a 150 bps y/y increase in the SG&A (excluding D&A) as a percentage of revenue.

•Adjusted net loss4 was $62.7 million in 3Q24, compared to $7.9 million in the prior year period, driven by the items detailed above, and lower non-recurring expense items.

4 Reconciliations to Adjusted net profit (loss) available in a later section of this release

Consolidated Results (USD)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of US dollars)

Revenue by Segment	486.4	514.2	6%	1,534.9	1,615.9	5%
Brazil Ag Retail	426.5	450.0	5%	1,309.6	1,390.5	6%
Latam Ag Retail	48.2	50.5	5%	172.0	172.6	0%
Crop Care	17.1	22.1	30%	110.7	130.6	18%
Intercompany eliminations[5]	(5.4)	(8.4)		(57.4)	(77.8)

Revenue by Category	486.4	514.2	6%	1,534.9	1,615.9	5%
Inputs revenue	432.2	426.7	(1)%	1,453.0	1,474.1	1%
Grains revenue	54.2	87.5	61%	81.9	141.8	73%

Gross Profit	71.9	60.2	(16)%	286.3	222.7	(22)%
Brazil Ag Retail	51.6	43.5	(16)%	220.7	152.4	(31)%
Latam Ag Retail	7.6	7.3	(4)%	28.6	26.4	(8)%
Crop Care	8.0	9.1	14%	46.1	50.3	9%
Intercompany elim.	4.7	0.3		(9.0)	(6.4)

Gross Margin	14.8%	11.7%	(310) bps	18.7%	13.8%	(490) bps
Gross Margin (% of Inputs revenue)	16.6%	14.1%	(250) bps	19.7%	15.1%	(460) bps

SG&A (excl. D&A)[6]	(50.1)	(60.8)	21%	(150.2)	(185.8)	24%
Other operating income (expense)	(64.0)	0.4		(57.9)	4.8
EBITDA	(42.2)	(0.2)	(100)%	78.1	41.8	(47)%
(+) Adjustment items	66.9	3.9		70.7	13.3
Adjusted EBITDA	24.8	3.7	(85)%	148.8	55.1	(63)%
Brazil Ag Retail	17.2	1.4	(92)%	116.6	32.2	(72)%
Latam Ag Retail	2.7	0.9	(66)%	14.3	8.7	(39)%
Crop Care	0.5	1.9	268%	27.3	23.6	(13)%
Corporate / Intercompany	4.3	(0.5)	n.m.	(9.4)	(9.7)	n.m.

Adjusted EBITDA Margin %	5.1%	0.7%	(440) bps	9.7%	3.4%	(630) bps
Adjusted EBITDA Margin (% of Inputs)	5.7%	0.9%	(490) bps	10.2%	3.7%	(650) bps

Share of profit of an associate	–	0.5		–	0.2
D&A (incl. PPA amortization)[7]	(8.4)	(9.8)		(24.1)	(27.0)
Finance income (costs)	(29.4)	(49.7)		(91.4)	(113.0)
Income taxes, current and deferred	5.6	(5.6)		13.4	20.6
Net profit (loss)	(74.3)	(64.8)	(13)%	(23.9)	(77.5)	n.m.
(+) Adjustment items	68.9	3.3		75.3	13.3
(+) Income tax impact of adjustments[8]	(2.5)	(1.1)		(4.7)	(4.5)
Adjusted net profit (loss)	(7.9)	(62.7)	691%	46.7	(68.7)	n.m.

5 Intercompany eliminations represent sales between Crop Care and Brazil Ag Retail
6 Depreciation & amortization expense, which here also includes the fair value adjustment on inventory sold from acquired companies, a non-cash expenses resulting from purchase price allocation of past acquisitions
7 Idem to previous footnote
8 Income tax impact of adjustments excludes the Nasdaq listing expenses, which were incurred offshore (Cayman) and thus don’t have a tax basis

Consolidated Results (BRL)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of Brazilian reais)

Revenue by Segment	2,526.2	2,545.8	1%	8,032.4	7,977.7	(1)%
Brazil Ag Retail	2,215.0	2,227.8	1%	6,852.9	6,865.6	0%
Latam Ag Retail	250.6	250.1	0%	900.2	850.6	(6)%
Crop Care	88.6	109.5	24%	580.1	645.3	11%
Intercompany eliminations	(28.0)	(41.6)		(300.8)	(383.8)

Revenue by Category	2,526.2	2,545.8	1%	8,032.4	7,977.7	(1)%
Inputs revenue	2,244.5	2,112.7	(6)%	7,606.0	7,279.4	(4)%
Grains revenue	281.7	433.1	54%	426.4	698.3	64%

Gross Profit	373.4	297.9	(20)%	1,498.7	1,101.8	(26)%
Brazil Ag Retail	268.1	215.4	(20)%	1,155.7	754.9	(35)%
Latam Ag Retail	39.5	36.1	(9)%	150.0	130.0	(13)%
Crop Care	41.4	45.2	9%	240.9	248.4	3%
Intercompany elim.	24.4	1.3		(47.8)	(31.6)

Gross Margin	14.8%	11.7%	(310) bps	18.7%	13.8%	(480) bps
Gross Margin (% of Inputs revenue)	16.6%	14.1%	(250) bps	19.7%	15.1%	(460) bps

SG&A (excl. D&A)[9]	(260.1)	(300.8)	16%	(786.0)	(916.2)	17%
Other operating income (expense)	(332.2)	2.0		(300.5)	23.9
EBITDA	(219.0)	(0.9)	(100)%	412.2	209.5	(49)%
(+) Adjustment items	347.6	19.2		367.4	65.4
Adjusted EBITDA	128.7	18.3	(86)%	779.5	274.9	(65)%
Brazil Ag Retail	89.4	6.7	(92)%	611.3	162.0	(74)%
Latam Ag Retail	14.2	4.6	(67)%	75.1	43.0	(43)%
Crop Care	2.7	9.3	251%	142.9	117.7	(18)%
Corporate / Intercompany	22.5	(2.4)	n.m.	(49.8)	(47.8)	n.m.

Adjusted EBITDA Margin %	5.1%	0.7%	(440) bps	9.7%	3.4%	(630) bps
Adjusted EBITDA Margin (% of Inputs)	5.7%	0.9%	(490) bps	10.2%	3.8%	(650) bps

Share of profit of an associate	–	2.5		–	0.8
D&A (incl. PPA amortization)[10]	(43.8)	(48.4)		(126.2)	(133.4)
Finance income (costs)	(152.5)	(246.2)		(478.3)	(559.8)
Income taxes, current and deferred	29.2	(27.9)		70.2	100.3
Net profit (loss)	(386.0)	(320.9)	(17)%	(122.1)	(382.8)	n.m.
(+) Adjustment items	357.9	16.3		391.4	65.4
(+) Income tax impact of adjustments	(13.0)	(5.5)		(24.4)	(22.2)
Adjusted net profit (loss)	(41.1)	(310.2)	654%	244.9	(339.6)	n.m.
9 Depreciation & amortization expense, which here also includes the fair value adjustment on inventory sold from acquired companies, a non-cash expenses resulting from purchase price allocation of past acquisitions
10 Idem to previous footnote

Segment Results

Brazil Ag Retail

•3Q24 segment revenue increased by 5% (1% in BRL terms) to $450 million, driven by Grains revenue which grew +61% to $86.8 million, the contribution of Referencia and Coram, which accounted for 5% of segment revenues.

•Inputs revenue declined -3% to $363.2 million, as the impact of input price deflation and the adverse effects of the drought caused by El Nino more than offset significant volume increases in crop protection (+20%), fertilizer (+34%), specialty product (+47%), and seed (+40%) product categories. This increase in volumes is primarily driven by market share gains, as the retail inputs market is estimated to have seen volume increases ranging low- to mid-single digits across product categories this year. Seed product revenue rose by 29%, in part benefiting from a shift in the timing of farmers' purchasing decisions, which had postponed purchasing of corn seeds from 2Q24 to 3Q24.

•The impacts of El Nino continues to be felt in parts of our operations most exposed to the effects of the drought. Our operations in Brazil Cluster South, comprising the states of Parana, Rio Grande do Sul and Santa Catarina, which were mostly spared from the drought conditions, saw Inputs revenue grow 9% y/y in 3Q24, compared to an Inputs revenue decline of -17% in our Brazil Cluster North operations which comprise the State of Mato Grosso, most affected by the drought.

•Gross margin contracted by -240 bps y/y to 9.7% in 3Q24, while Gross Margin (Inputs), which excludes the mix-effect of Grains revenue, contracted by -190 bps to 12.0%, a sequential improvement in y/y trends compared to 2Q24 (-510 bps y/y) and 1Q24 (-1,060 bps). While prices at the farmgate for crop protection and fertilizer prices declined year-over-year and quarter-over-quarter in 3Q24, our average cost of goods sold continued to gradually improve with the cycling of higher-cost inventory in favor, helping drive this sequential improvement.

•Adjusted EBITDA was $1.4 million in 3Q24, compared to $17.2 million in the prior year quarter, with Adjusted EBITDA margins contracting -370 bps to 0.3%. This margin contraction is attributable to gross margins headwinds cited above, as well as increase in SG&A expense ratio due to a higher allowance for expected credit losses (increased by $5.6 million over prior year quarter, a -120 bps y/y margin headwind) related to the impact El Nino on delaying payments from farmer clients.

Brazil Ag Retail (USD)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of US dollars)

Inputs revenue	372.5	363.2	(3)%	1,234.0	1,256.4	2%
Grains revenue	54.0	86.8	61%	75.6	134.1	77%
Revenue	426.5	450.0	5%	1,309.6	1,390.5	6%

Gross Profit	51.6	43.5	(16)%	220.7	152.4	(31)%
Gross Margin	12.1%	9.7%	(240) bps	16.9%	11.0%	(590) bps
Gross Margin (% Inputs revenue)	13.9%	12.0%	(190) bps	17.9%	12.1%	(570) bps

Adjusted EBITDA	17.2	1.4	(92)%	116.6	32.2	(72)%
Adjusted EBITDA margin	4.0%	0.3%	(370) bps	8.9%	2.3%	(660) bps
Adjusted EBITDA (% Inputs revenue)	4.6%	0.4%	(420) bps	9.5%	2.6%	(690) bps

Brazil Ag Retail (BRL)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of Brazilian reais)

Inputs revenue	1,934.6	1,798.0	(7)%	6,459.4	6,205.5	(4)%
Grains revenue	280.5	429.8	53%	393.5	660.1	68%
Revenue	2,215.0	2,227.8	1%	6,852.9	6,865.6	0%

Gross Profit	268.1	215.4	(20)%	1,155.7	754.9	(35)%
Gross Margin	12.1%	9.7%	(240) bps	16.9%	11.0%	(590) bps
Gross Margin (% Inputs revenue)	13.9%	12.0%	(190) bps	17.9%	12.2%	(570) bps

Adjusted EBITDA	89.4	6.7	(92)%	611.3	162.0	(74)%
Adjusted EBITDA margin	4.0%	0.3%	(370) bps	8.9%	2.4%	(660) bps
Adjusted EBITDA (% Inputs revenue)	4.6%	0.4%	(420) bps	9.5%	2.6%	(690) bps

Latam Ag Retail

•Segment revenue was $50.5 million in 3Q24, marking a 5% increase from the prior year quarter (roughly flat y/y in BRL terms), led by the currency tailwind stemming from the appreciation of the Colombian Peso relative to the US dollar (+22% y/y in 3Q24) and Brazilian real (+16%), robust growth in fertilizer sales volumes (+51%), partly offset by (i) input price declines in crop protection and fertilizers, (ii) lower corn seed revenue due to drought conditions in the north of the country stemming from El Nino reducing planted corn acres by an estimated -10%, and (iii) the ongoing impact of the discontinuation of a major herbicide from a major supplier’s product lineup.

•Segment gross profit was $7.3 million in 3Q24, a decrease of -4% over the prior year period, while gross margins declining by -130 bps to 14.4%, due primarily to the above-mentioned impact of pricing deflation to crop protection and fertilizer distribution margins, as well as the negative mix impact from lower contribution from higher margin seed product sales.

•Adjusted EBITDA was $0.9 million in 3Q24 compared to $2.7 million in the prior year quarter, and Adjusted EBITDA margins compressed by -380 bps to 1.8%. In addition to the impact of gross margin decline, Adjusted EBITDA margins were negatively impacted by a higher allowance for expected credit losses (increased by $0.5 million y/y, a -110 bps y/y margin impact) and a -80bps y/y margin impact from an increases in operating expenses driven partly be the appreciation of the peso.

Latam Ag Retail (USD)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of US dollars)

Inputs & services revenue	48.0	49.9	4%	165.7	164.9	0%
Grains revenue	0.2	0.7	180%	6.3	7.7	23%
Revenue	48.2	50.5	5%	172.0	172.6	0%

Gross Profit	7.6	7.3	(4)%	28.6	26.4	(8)%
Gross Margin	15.8%	14.4%	(130) bps	16.7%	15.3%	(140) bps
Gross Margin (% Inputs revenue)	15.8%	14.6%	(120) bps	17.3%	16.0%	(130) bps

Adjusted EBITDA	2.7	0.9	(66)%	14.3	8.7	(39)%
Adjusted EBITDA margin	5.7%	1.8%	(380) bps	8.3%	5.1%	(330) bps
Adjusted EBITDA (% Inputs revenue)	5.7%	1.9%	(380) bps	8.6%	5.3%	(330) bps

Latam Ag Retail (BRL)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of Brazilian reais)

Inputs & services revenue	249.4	246.9	(1)%	867.3	812.4	(6)%
Grains revenue	1.2	3.2	167%	32.9	38.2	16%
Revenue	250.6	250.1	0%	900.2	850.6	(6)%

Gross Profit	39.5	36.1	(9)%	150.0	130.0	(13)%
Gross Margin	15.8%	14.4%	(130) bps	16.7%	15.3%	(140) bps
Gross Margin (% Inputs revenue)	15.8%	14.6%	(120) bps	17.3%	16.0%	(130) bps

Adjusted EBITDA	14.2	4.6	(67)%	75.1	43.0	(43)%
Adjusted EBITDA margin	5.7%	1.8%	(380) bps	8.3%	5.1%	(330) bps
Adjusted EBITDA (% Inputs revenue)	5.7%	1.9%	(380) bps	8.7%	5.3%	(340) bps

Crop Care

•Segment revenue grew 30% (24% in BRL terms) to $22.1 million in 3Q24, led by biologicals which grew +53% y/y, specialty fertilizers which grew +6%, and the contribution of recently acquired Cromo Química, which represented 5% of segment revenue in the quarter. The strength in biologicals was in part helped by a shift in the timing of sales from 2Q24 to 3Q24 due to delays in farmers’ purchasing decisions, as well as an increase in whitefly infestation in soybean fields early in the quarter, which led to strong demand for our bioinsecticide products. Specialty fertilizer and adjuvant sales from our subsidiary Union Agro in the quarter were adversely impacted on a year-over-year basis by the shift in timing of product deliveries to our Brazil Ag Retail from 3Q24 to 2Q24.

•Segment gross profit grew 14% y/y to $9.1 million in 3Q24, while gross margins decreased by -550 bps to 41.2%, as the benefit of a more favorable mix of high margin biologicals as percentage of segment revenue was more than offset by (i) margin contraction within biologicals driven by tactical price reductions to stimulate sales volume, (ii) negative product mix within Union Agro, as farmers continued to favor more affordable basic products in lieu of premium foliar fertilizer due in part by the El Nino-driven risk aversion on the Safrinha crop, and (iii) an increase in freight rates.

•Adjusted EBITDA improved to $1.9 million in 3Q24, compared to $0.5 million in the prior year period, and Adjusted EBITDA margins increased by +550 bps to 8.5%, with growth in Adj. EBITDA primarily explained by the increase in gross profit. Adjusted EBITDA margin improvement was driven by better fixed cost absorption on higher revenue, partly offset by operating expenses and lower gross margins.

Crop Care (USD)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of US dollars)

Revenue	17.1	22.1	30%	110.7	130.6	18%

Gross Profit	8.0	9.1	14%	46.1	50.3	9%
Gross Margin	46.8%	41.2%	(550) bps	41.6%	38.5%	(310) bps

Adjusted EBITDA	0.5	1.9	268%	27.3	23.6	(13)%
Adjusted EBITDA margin	3.0%	8.5%	550 bps	24.6%	18.1%	(650) bps

Crop Care (BRL)	3Q23	3Q24	Chg. %	9M23	9M24	Chg. %
(in millions of Brazilian reais)

Revenue	88.6	109.5	24%	580.1	645.3	11%

Gross Profit	41.4	45.2	9%	240.9	248.4	3%
Gross Margin	46.8%	41.2%	(550) bps	41.5%	38.5%	(300) bps

Adjusted EBITDA	2.7	9.3	251%	142.9	117.7	(18)%
Adjusted EBITDA margin	3.0%	8.5%	550 bps	24.6%	18.2%	(640) bps

Full Fiscal Year 2024 Consolidated Outlook11

Lavoro is updating its FY2024 outlook, with consolidated revenue now projected between $1.80 billion and $1.95 billion, consolidated Inputs revenue expected to range from $1.60 billion to $1.75 billion, and consolidated Adjusted EBITDA anticipated to be between $46 million and $55 million.

On a BRL basis, consolidated revenue is projected to be range between R$8.9 billion and R$9.7 billion, Inputs revenue to be between R$7.90 billion and R$8.7 billion, and Adjusted EBITDA to be between R$230 million and R$280 million.

	FY2024 Guidance

	Prior (USD)		Revised (USD)		Revised (BRL)
Consolidated Financials Outlook	Low	High	Low	High	Low	High
(in millions)

Revenue	2,000	2,300	1,800	1,950	8,900	9,700

Inputs revenue	1,700	2,000	1,600	1,750	7,900	8,700

Adjusted EBITDA	80	110	46	55	230	280

11 USD/BRL average period exchange rate embedded in our financial outlook: monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) used for 1Q24; 4.955 for 2Q24; 4.951 for 3Q24, and assumed to be 5.15 for 4Q24

Conference Call Details
The Company will host a conference call and webcast to review its fiscal Third Quarter 2024 results on June 3, 2024, at 6 pm ET / 7 pm BRT.

Participant numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International)
The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

Non-IFRS Financial Measures
This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit (loss) for the year, adjusted for finance income (costs), net, income taxes, depreciation and amortization and excluding the impact of certain revenues, expenses and costs that we believe are isolated in nature incurred as part of our expansion, namely: (i) fair value on inventories sold from acquired companies, (ii) M&A adjustments that in management’s judgment do not necessarily occur on a regular basis, (iii) listing and other expenses recognized in connection with the Business Combination, (iv) share-based compensation expenses, (v) bonuses paid out to our employees as a result of the closing of the Business Combination, (vi) expenses paid to Patria in connection with management consultancy services, (vii) depreciation and amortization recognize on cost of goods sold and (viii) losses/gains on the fair value of commodity forward contracts. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Net Profit/Loss is defined as Net Profit/Loss excluding the impact of certain revenues, expenses and costs that we believe are isolated in nature incurred as part of our expansion, namely: (i) fair value on inventories sold from acquired companies, (ii) M&A adjustments that in management’s judgment do not necessarily occur on a regular basis, (iii) listing and other expenses recognized in connection with the Business Combination, (iv) share-based compensation expenses, (v) bonuses paid out to our employees as a result of the closing of the Business Combination, (vi) expenses paid to Patria in connection with management consultancy services, (vii) depreciation and amortization recognize on cost of goods sold and (viii) losses/gains on the fair value of commodity forward contracts. Adjusted Net Profit/Loss Margin is calculated as Adjusted Net Profit/Loss as a percentage of revenue for the period/year.
The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA

Consolidated Results	3Q23	3Q24	9M23	9M24
(in millions of US dollars)
Net profit (loss)
Net profit (loss)	(74.3)	(64.8)	(23.9)	(77.5)
(+) Income taxes	(5.6)	5.6	(13.4)	(20.6)
(+) Finance income (costs)	29.4	49.7	91.4	113.0
(+) Depreciation and amortization[12]	8.4	9.8	24.1	27.0
(+) Share of profit of an associate	–	(0.5)	–	(0.2)
(+) M&A expenses	0.4	0.3	1.4	4.2
(+) Stock-based compensation	0.1	0.6	2.3	2.7
(+) DeSPAC related bonus [13]	4.9	2.1	4.9	3.6
(+) Related party consultancy services	–	0.9	0.6	2.7
(+) Nasdaq listing expenses	61.5		61.5
(+) Other non-operating (benefits) expenses	–	–	–	0.1
Adjusted EBITDA	24.8	3.7	148.8	55.1

Consolidated Results	3Q23	3Q24	9M23	9M24
(in millions of Brazilian reais)
Net profit (loss)
Net profit (loss)	(386.0)	(320.9)	(122.1)	(382.8)
(+) Income taxes	(29.2)	27.9	(70.2)	(100.3)
(+) Finance income (costs)	152.5	246.2	478.3	559.8
(+) Depreciation and amortization	43.8	48.4	126.2	133.4
(+) Share of profit of an associate	–	(2.5)	–	(0.8)
(+) M&A expenses	2.1	1.4	7.1	20.7
(+) Stock-based compensation	0.5	2.8	11.9	13.5
(+) DeSPAC related bonus	25.4	10.6	25.4	17.6
(+) Related party consultancy services	–	4.5	3.1	13.2
(+) Nasdaq listing expenses	319.6		319.6	–
(+) Other non-operating (benefits) expenses	–	–	0.2	0.6
Adjusted EBITDA	128.7	18.3	779.5	274.9

12 Depreciation & amortization expense, which here and elsewhere in this section also includes the fair value adjustment on inventory sold from acquired companies, a non-cash expenses resulting from purchase price allocation of past acquisitions
13 Deferred non-recurring expense related to the DeSPAC event vesting over multiple quarters

Brazil Ag Retail	3Q23	3Q24	9M23	9M24
(in millions of US dollars)
Net profit (loss)
Net profit (loss)	(13.5)	(60.0)	23.2	(80.3)
(+) Income taxes	(7.8)	4.6	(19.9)	(22.1)
(+) Finance income (costs)	26.2	46.8	84.7	104.3
(+) Depreciation and amortization	7.5	8.7	20.8	22.1
(+) Share of profit of an associate	–	(0.9)	–	–
(+) M&A expenses	0.3	–	0.9	0.9
(+) Stock-based compensation	0.1	(0.2)	2.0	1.8
(+) DeSPAC related bonus	4.5	1.5	4.5	3.0
(+) Related party consultancy services	–	0.8	0.5	2.4
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	17.2	1.4	116.6	32.2

Brazil Ag Retail	3Q23	3Q24	9M23	9M24
(in millions of Brazilian reais)
Net profit (loss)
Net profit (loss)	(70.2)	(297.2)	122.1	(396.8)
(+) Income taxes	(40.4)	22.6	(104.2)	(107.8)
(+) Finance income (costs)	135.8	231.8	443.5	517.3
(+) Depreciation and amortization	38.8	43.0	108.8	109.1
(+) Share of profit of an associate	–	(4.4)	–	(0.1)
(+) M&A expenses	1.6	0.2	4.5	4.7
(+) Stock-based compensation	0.4	(1.1)	10.4	9.1
(+) DeSPAC related bonus	23.4	7.6	23.4	14.6
(+) Related party consultancy services	–	4.2	2.8	11.9
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	89.4	6.7	611.3	162.0

Latam Ag Retail	3Q23	3Q24	9M23	9M24
(in millions of US dollars)
Net profit (loss)
Net profit (loss)	0.6	(1.4)	6.2	1.4
(+) Income taxes	0.5	(0.3)	3.6	1.5
(+) Finance income (costs)	0.8	1.5	2.2	3.5
(+) Depreciation and amortization	0.4	0.6	1.6	1.7
(+) Share of profit of an associate	–	–	–	–
(+) M&A expenses	0.1	–	0.4	–
(+) Stock-based compensation	–	–	–	–
(+) DeSPAC related bonus	0.4	0.6	0.4	0.6
(+) Related party consultancy services	–	–	–	–
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	2.7	0.9	14.3	8.7

Latam Ag Retail	3Q23	3Q24	9M23	9M24
(in millions of Brazilian reais)
Net profit (loss)
Net profit (loss)	3.3	(7.1)	32.4	7.0
(+) Income taxes	2.4	(1.3)	18.8	7.6
(+) Finance income (costs)	4.0	7.3	11.3	17.1
(+) Depreciation and amortization	2.1	2.8	8.3	8.3
(+) Share of profit of an associate	–	–	–	–
(+) M&A expenses	0.4	–	2.2	–
(+) Stock-based compensation	–	–	–	–
(+) DeSPAC related bonus	2.1	3.0	2.1	3.0
(+) Related party consultancy services	–	–	–	–
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	14.2	4.6	75.1	43.0

Crop Care	3Q23	3Q24	9M23	9M24
(in millions of US dollars)
Net profit (loss)
Net profit (loss)	(2.1)	(4.0)	15.1	9.6
(+) Income taxes	0.1	1.3	6.0	2.1
(+) Finance income (costs)	1.9	3.7	4.0	8.4
(+) Depreciation and amortization	0.6	0.5	1.7	3.2
(+) Share of profit of an associate	–	0.1	–	(0.3)
(+) M&A expenses	–	0.1	0.1	0.1
(+) Stock-based compensation	–	0.1	0.3	0.2
(+) DeSPAC related bonus	–	–	–	–
(+) Related party consultancy services	–	0.1	0.1	0.3
(+) Other non-operating (benefits) expenses	–	–	–	0.1
Adjusted EBITDA	0.5	1.9	27.3	23.7

Crop Care	3Q23	3Q24	9M23	9M24
(in millions of Brazilian reais)
Net profit (loss)
Net profit (loss)	(11.1)	(19.7)	79.1	47.6
(+) Income taxes	0.5	6.2	31.4	10.7
(+) Finance income (costs)	10.1	18.5	20.8	41.7
(+) Depreciation and amortization	2.9	2.7	9.1	15.9
(+) Share of profit of an associate	–	0.7	–	(1.2)
(+) M&A expenses	0.2	0.3	0.4	0.3
(+) Stock-based compensation	0.1	0.4	1.5	0.9
(+) DeSPAC related bonus	–	–	–	–
(+) Related party consultancy services	–	0.3	0.4	1.3
(+) Other non-operating (benefits) expenses	–	–	0.2	0.6
Adjusted EBITDA	2.7	9.3	142.9	117.7

Corporate & Intercompany Elim.	3Q23	3Q24	9M23	9M24
(in millions of US dollars)
Net profit (loss)
Net profit (loss)	(59.3)	0.6	(68.4)	(8.2)
(+) Income taxes	1.6	0.1	(3.1)	(2.2)
(+) Finance income (costs)	0.5	(2.3)	0.5	(3.3)
(+) Depreciation and amortization	–	–	–	–
(+) Share of profit of an associate	–	0.2	–	0.1
(+) M&A expenses	–	0.2	–	3.2
(+) Stock-based compensation	–	0.7	–	0.7
(+) DeSPAC related bonus	–	–	–	–
(+) Related party consultancy services	–	–	–	–
(+) Nasdaq listing expenses	61.5	–	61.5	–
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	4.3	(0.5)	(9.4)	(9.7)

Corporate & Intercompany Elim.	3Q23	3Q24	9M23	9M24
(in millions of Brazilian reais)
Net profit (loss)
Net profit (loss)	(308.0)	3.0	(355.7)	(40.6)
(+) Income taxes	8.3	0.4	(16.3)	(10.7)
(+) Finance income (costs)	2.6	(11.4)	2.6	(16.3)
(+) Depreciation and amortization	–	–	–	–
(+) Share of profit of an associate	–	1.2	–	0.6
(+) M&A expenses	–	0.9	–	15.8
(+) Stock-based compensation	–	3.4	–	3.4
(+) DeSPAC related bonus	–	–	–	–
(+) Related party consultancy services	–	–	–	–
(+) Nasdaq listing expenses	319.6	–	319.6	–
(+) Other non-operating (benefits) expenses	–	–	–	–
Adjusted EBITDA	22.5	(2.4)	(49.8)	(47.8)

Reconciliation of Adjusted Net Profit (Loss)

Consolidated Results	3Q23	3Q24	9M23	9M24
(in millions of US dollars)

Net profit (loss)	(74.3)	(64.8)	(23.9)	(77.5)
(+) Fair value of inventories sold from acquired companies	2.0	(0.1)	4.6	0.2
(+) Share of profit of an associate	–	(0.5)	–	(0.2)
(+) M&A expenses	0.4	0.3	1.4	4.2
(+) Stock-based compensation	0.1	0.6	2.3	2.7
(+) DeSPAC related bonus	4.9	2.1	4.9	3.6
(+) Related party consultancy services	–	0.9	0.6	2.7
(+) Nasdaq listing expenses	61.5	–	61.5	–
(+) Other non-operating (benefits) expenses	–	–	–	0.1
(+) Tax impact of adjustments	(2.5)	(1.1)	(4.7)	(4.5)
Adjusted net profit (loss)	(7.9)	(62.7)	46.7	(68.7)

Consolidated Results	3Q23	3Q24	9M23	9M24
(in millions of Brazilian reais)

Net profit (loss)	(386.0)	(320.9)	(122.1)	(382.8)
(+) Fair value of inventories sold from acquired companies	10.3	(0.4)	24.1	0.7
(+) Share of profit of an associate	–	(2.5)	–	(0.8)
(+) M&A expenses	2.1	1.4	7.1	20.7
(+) Stock-based compensation	0.5	2.8	11.9	13.5
(+) DeSPAC related bonus	25.4	10.6	25.4	17.6
(+) Related party consultancy services	–	4.5	3.1	13.2
(+) Nasdaq listing expenses	319.6	–	319.6	–
(+) Other non-operating (benefits) expenses	–	–	0.2	0.6
(+) Tax impact of adjustments	(13.0)	(5.5)	(24.4)	(22.2)
Adjusted net profit (loss)	(41.1)	(310.2)	244.9	(339.6)

About Lavoro
Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Reportable Segments
Lavoro’s reportable segments are the following:
Brazil Cluster (Brazil Ag Retail): comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil.
LatAm Cluster (Latam Ag Retail): includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).
Crop Care Cluster (Crop Care): includes companies that produce and import our own portfolio of private label products including specialty products (e.g., biologicals and specialty fertilizers) and off-patent crop protection.

Lavoro’s Fiscal Year
Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30 of the following year. Given this, Lavoro’s quarters have the following format:
1Q – quarter starting on July 1 and ending on September 30.
2Q – quarter starting on October 1 and ending on December 31.
3Q – quarter starting on January 1 and ending on March 31.
4Q – quarter starting on April 1 and ending on June 30.

Definitions
RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers.

Forward-Looking Statements
The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.
Certain statements made in this presentation are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro's securities on Nasdaq; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic condition; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact
Julian Garrido
julian.garrido@lavoroagro.com
Tigran Karapetian
tigran.karapetian@lavoroagro.com
Fernanda Rosa
fernanda.rosa@lavoroagro.com